Filed Pursuant to Rule 424(b)(2)
Registration No. 333-73242-01
PRICING SUPPLEMENT
(to prospectus supplement dated March 21, 2003)

(to prospectus dated November 19, 2001)	March 25, 2003

$500,000,000

(POPULAR, INC. LOGO)

Popular North America, Inc.

Medium-Term Notes, Series E

4.25% Notes due April 1, 2008

Unconditionally Guaranteed as to

Payment of Principal and Interest by
Popular, Inc.

The notes will pay interest on each April 1 and October 1, commencing on October 1, 2003, and at maturity. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

The information in the accompanying prospectus and prospectus supplement under “Description of Debt Securities We May Offer” and “Description of Notes We May Offer” and so specified in this pricing supplement is applicable to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

	Per note	Total

Price to public(1)	$996.34	$498,170,000

Underwriting discounts and commissions	$5.00	$2,500,000

Proceeds, before expenses, to us(1)	$991.34	$495,670,000

(1)	Plus accrued interest from March 28, 2003, if settlement occurs after that date.

The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about March 28, 2003.

Keefe, Bruyette & Woods, Inc.	UBS Warburg

You should rely only on the information contained in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different or additional information. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Use of Proceeds

Popular North America, Inc. will use the net proceeds of this offering for general corporate purposes, including investments in or extensions of credit to its existing and future subsidiaries and repayment of outstanding borrowings.

Description of the Notes

The following description of the terms of the notes adds information to the descriptions of the general terms and provisions of notes in the accompanying prospectus supplement and of debt securities in the accompanying prospectus. If this description differs in any way from the description in the accompanying prospectus supplement and prospectus, you should rely on this description.

The aggregate principal amount of the notes is $500,000,000, subject to further issuances as described below under “— Further Issuances.” The notes will mature on April 1, 2008. The notes are unsecured senior debt securities of Popular North America, Inc. and will rank equally with all other unsecured and unsubordinated indebtedness of Popular North America, Inc. The guarantees of the notes are unsecured senior obligations of Popular, Inc. and will rank equally with all other unsecured and unsubordinated obligations of Popular, Inc. The notes will be issued in denominations of $1,000 and integral multiples of $1,000.

The notes may not be redeemed, in whole or in part, before maturity except as described in the last paragraph under “Description of Debt Securities We May Offer — Redemption and Repayment” in the accompanying prospectus, and do not provide for any sinking fund — that is, we will not set aside money on a regular basis in a separate custodial account to repay the notes.

We will issue the notes under an indenture dated as of October 1, 1991, as supplemented, with Bank One, NA, as trustee. For more information about the indenture, see “Description of Debt Securities We May Offer” in the accompanying prospectus. The paying agent and agent for registration and transfer of the notes will initially be Bank One, NA, 153 W. 51st Street, New York, New York 10019, Attention: Corporate Trust Services.

The indenture does not limit the amount of other debt that Popular, Inc. or any of its subsidiaries may issue except for certain secured debt of Popular, Inc. or any material banking subsidiary of Popular, Inc., as described in the accompanying prospectus under “Description of Debt Securities We May Offer — Restrictive Covenants.”

INTEREST

The notes will bear interest from March 28, 2003 or from the most recent interest payment date on which Popular North America, Inc. has paid or provided for interest on the notes, at the annual rate of 4.25%, payable semiannually in arrears on April 1 and October 1 of each year, commencing on October 1, 2003, to the person in whose name the notes are registered at the close of business on March 15 or September 15, as the case may be, immediately preceding that April 1 or October 1; provided, however, that interest payable at maturity will be paid to the person to whom principal is payable.

If any payment date for the notes is not a business day, we will make the payment on the next business day, but without any additional interest as a result of the delay in payment.

Description of the Notes

FURTHER ISSUANCES

We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes offered by this pricing supplement. Any additional notes will, together with the notes offered by this pricing supplement and any other Medium-Term Notes, Series E issued by Popular North America, Inc., constitute a single series of notes under the indenture.

GLOBAL NOTES

The notes will be represented by or more global notes deposited with The Depository Trust Company as the depositary for the notes and registered in the name of DTC’s nominee. See “Description of Debt Securities We May Offer — Legal Ownership of Securities,” “— What Is a Global Debt Security?” and “— Special Considerations for Global Debt Securities” in the accompanying prospectus for additional information about DTC and procedures applicable to the global notes.

Underwriting

Under the terms and subject to the conditions contained in a terms agreement dated as of March 25, 2003, which supplements the distribution agreement described in the attached prospectus supplement under the heading “Supplemental Plan of Distribution,” we have agreed to sell to the underwriters named below, and the underwriters have severally but not jointly agreed to purchase from us, the following respective principal amounts of the notes:

Underwriter	Principal Amount

Keefe, Bruyette & Woods, Inc.	$250,000,000

UBS Warburg LLC	250,000,000

Total	$500,000,000

The terms agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The terms agreement provides that the underwriters are obligated to purchase all of the notes, if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price stated on the cover page of this pricing supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.30% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.25% of the principal amount per note on sales to other dealers. After the initial public offering, the underwriters may change the public offering price and concessions.

The notes are a new issue of securities with no established trading market. One or more of the underwriters have advised us that they intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. We do not know if there will be a trading market for the notes or if any trading market will be liquid.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, or contribute to payments which the underwriters may be required to make in respect of these liabilities.

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a syndicate or stabilizing transaction.

Underwriting

Any of these transactions may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than it would otherwise be in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our out-of-pocket expenses for this offering will be approximately $150,000.

Keefe, Bruyette & Woods, Inc. and UBS Warburg LLC and certain of their affiliates and associates are customers of, including borrowers from, engage in transactions with and/or perform services for, Popular North America, Inc. and its affiliates in the ordinary course of business. Also, in the ordinary course of their respective businesses, affiliates of these underwriters engage, and may in the future engage, in commercial banking and investment banking transactions with Popular North America, Inc. and its affiliates. Keefe, Bruyette & Woods, Inc. and UBS Warburg LLC have performed investment banking services for Popular North America, Inc. and its affiliates and have received fees for those services.

Validity of the Notes

The validity of the notes and guarantees will be passed upon for Popular North America, Inc. by Sullivan & Cromwell LLP, New York, New York, and for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. Brunilda Santos de Alvarez, Esq., counsel to Popular, Inc., will pass upon the validity of the guarantees as to matters of Puerto Rico law for Popular, Inc. Sullivan & Cromwell LLP and Sidley Austin Brown & Wood LLP will rely as to all matters of the laws of the Commonwealth of Puerto Rico upon the opinion of Brunilda Santos de Alvarez, Esq. Brunilda Santos de Alvarez, Esq. owns, directly or indirectly, 6,323 shares of common stock of Popular, Inc. pursuant to Popular, Inc.’s employee stock ownership plan and otherwise. The employee stock ownership plan is open to all employees of Popular, Inc.

Experts

The financial statements incorporated in this pricing supplement and the accompanying prospectus and prospectus supplement by reference to Popular, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Cautionary Statement Pursuant to the

Private Securities Litigation Reform Act of 1995

We have included or incorporated by reference in this pricing supplement and the accompanying prospectus statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained under the caption “Forward-Looking Statements” in Popular, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference in this pricing supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus for information about how to obtain a copy of this document.

(POPULAR, INC. LOGO)